DAVIS POLK & WARDWELL

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WASHINGTON, D.C. 20005

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LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
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212-450-4560

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HONG KONG

File No. 82-5151

July 24, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefónica Data Brasil Holding S.A. Announces Consolidated Financial Results Accumulated for 2002 - First Half"* dated July 29, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 7/30

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results Accumulated for 2002 – First Half

Press Release, July 29, 2002. (09 pages)

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (July 29, 2002) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the first quarter of 2002, ended June 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Figures in Reais MM (Unaudited)	**Jun-02**	**Jun-01**	**Variation**
Net operating revenues	138,924	74,446	*86.6%*
EBITDA [1/]	15,527	1,870	*730.3%*
EBITDA margin(%)	11.2%	2.5%	*8.7p.p.*
Operating income	-38,359	-13,140	*191.9%*
Income before income tax, social contribution, prof. sharing & minority interest	-42,476	-13,139	*223.3%*
Net income	-39,735	-12,051	*229.7%*
Shares outstanding (bn)	1,071.2	493.7	*117.0%*
EPS (000)	-37.1	-24.4	*51.9%*

Business Communications	Consolidated-Accumulated		
	Jun-02	**Jun-01**	**Variation**
Packages	24,778	18,603	*33.2%*
IP Network	90,086	57,211	*57.5%*
ADSL	277,255	103,877	*166.9%*
Total	392,119	179,691	*118.2%*

1/ EBITDA = operating income + depreciation

Highlights about revenues

- TDBH's net operating revenues at the end of the 1H02 reached R$138.9 million. When compared to the R$74.4 million of the 1H01, an evolution of R$64.5 million or 86.6% is detected. This increase was due to the growth in the plant in service. Other contributors for this increase were the adjustments in Speedy tariffs and the contract prices.

- The Business Communication services segment added 6,175 new X.25, X.28, Data Voice and Frame-Relay terminals when comparing the 1H02 with 1H01. Its plant reached 24,778 terminals in service.
- For internet services, the Company installed 206,253 accesses and circuits corresponding to 56.1% of the current plant. The total plant in service reached 367,341 in the 1H02, a 118.2% increase compared to 1H01.

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues accumulated for the 1H02, when compared to the 1H01, presented a R$50.8 million growth, or 70.0%. In the QoQ comparison, the increase was R$25.2 million, or 65.4%.



Operating Expenses - Annual
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment gains (Losses)
Other Operating Revenue (Expense)
(50)
(20)
10
40
70
100
130
1H01
1H02



Operating Expenses - Quarterly basis
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment gains (Losses)
Other Operating Revenue (Expenses)
(30.0)
-
30.0
60.0
2Q01
2Q02

The changes are justified as follows:

- **Personnel Expenses** reached R$35.4 million in the 1H02, an increase of R$7.9 million or 28.9%, when compared with the 1H01, mainly due to the 5% salary increase granted in September 2001 and the increase in the average headcount of 15.3%, resulted from the incorporation of 145 people in the operations area. In the QoQ comparison, personnel expenses raised R$4.7 million, or 34.0% due to the same reasons.

- **General and administrative expenses** in the 1H02 grew R$57.9 million, or 87.7%, when compared to the 1H01. In the QoQ comparison, a R$32.0 million growth is shown, or 95.1%. This is due to the expenses related to circuit rental, dedicated lines for the Internet and leasing expenses, plant maintenance, internet and the outsourcing of technical and administrative services. Also contributed to this increase the expenses with materials.

- **Taxes** accumulated for the 1H02 showed a R$2.0 million growth or 48.2% compared to the 1H01, while the QoQ comparison produced a R$0.6 million increase or 22.3% mainly due to the sales growth, partially offset by the reduction of expenses due to ICMS (tax over merchandise).

- **Provisions for bad debt** presented an increase of R$1.5 million or 29.5% when compared to the 1H01, mainly due to the growth in businesses and the subsequent increase in revenues. In the QoQ comparison, there was a reduction of R$1.3 million or –34.7%. The provision for bad debt is established in accordance with the conservatism accounting guideline adopted by the Telefónica Group.

- **Other operating revenues (expenses)** registered a positive variation of R$17.8 million, or 57.3% when compared to 1H01. In the QoQ comparison, they showed an increase of R$10.1 million or 62.7%, mainly related to the data transmission fees accrued from Telesp and voice service fees paid to Telesp.

Other Operating Expenses Highlights

- **Depreciation** reached R$32.9 million in the 1H02, a R$17.4 million or 113.0% raise in comparison to the 1H01, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** The negative financial result grew R$20.6 million when comparing the 1H02 to 1H01. In the QoQ comparison, there was an increase of R$ 16.6 million in the negative result caused by the increase in the net indebtedness of the Company.

LOANS AND FINANCING: TDBH finished the 2Q02 with a net debt of R$198.1 million, or 30.9% of the net equity, while in the 2Q01 it was R$45.1 million, or 23.1% of the net equity. In relation to the last quarter, there was an increase of the net indebtedness of R$153.0 million. The resources obtained were allocated mainly to the expansion and improvement of the services rendered. In order to reduce the exchange rate variation risk that could lead to losses for the Company as a consequence of the volatility of the exchange rate thus increasing the value of the liabilities represented by loans and financing contracted in foreign currency as well as financial expenses, the Company has signed hedging contracts with financial institutions.

EMPLOYEE PROFIT SHARING totaled R$4.4 million in 1H02, showing a reduction of R$0.2 million or 5.2% due to the reversion in 2002 of provisions registered in 2001. This is related to the special payment that represents 30% of the nominal salary because the Corporate targets, set for

the past year, were not met. This reduction was partially compensated by the 5% salary increase in 2001, the headcount increase and the modification of the bonus rate for employees.

Additional Information

- **Transactions with Associated Companies** – Refer to loans with Telefonica S.A., guaranteed by Telefónica Internacional S.A., transferences from Telesp to the Company of receivable credits from clients, payable wages and salary to reallocated personnel, payments to suppliers, telecommunication service charges, receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

- **Net Equity Merged -** Company merged the net equity spun-off from Telecomunicações de São Paulo S.A. (former holding company of Telefônica Empresas S.A.) represented by amounts receivable from Telefônica Empresas S.A. and the investment held in the capital of that wholly owned subsidiary, at the book values as of December 31, 2000. The subsidiary Telefônica Empresas S.A. was formed on August 3, 2000. At the shareholders' meeting held on November 24, 2000, the capital increase in the amount of R$ 198,285 by Telecomunicações de São Paulo S.A. - TELESP, was approved, being: (i) R$ 108,285 through checking of assets according to an appraisal report prepared by experts and dated October 27, 2000, including the transfer of the authorization of the right to those services; and (ii) R$90,000 in cash. With the previous authorization of National Telecommunications Agency - Anatel, in the terms of Law 9472 from July 16, 1997, the subsidiary start-up was on December 1, 2000, and until this date the services were provided by its former holding company. The amounts related to the movement of several balance sheet accounts, part of the capital contribution of the former holding company, were transferred to the Company at its start-up, representing a liability of R$16,635 at that date, of which R$13,934 were spun-off and merged by the Company. On June 27, 2001, through a Contract to Subscribe Shares and other established agreements, the Company made investments in Figueira Administração e Participações S.A. in the amount of R$ 495,080, corresponding to 50% of the capital (represented by 3,837,651 common shares and 7,675,302 preferred shared). Figueira Administração e Participações S.A. was controlled by Banco Itaú S.A. and detained the necessary assets to operate the corporate telecommunication network of said bank. It also detained a 20% participation in voting shares and 100% in non-voting shares of Galáxia Administração e Participações S.A., a company that will have the authorization to render telecommunication services classified as Limited Specialized Services (Serviço Limitado Especializado - SLE). On July 27, 2001, Figueira Administração e Participações S.A. was partially spun-off and had its operating assets and investments in Galáxia Administração e Participações S.A. transferred to the new company, which will be controlled by the Company, and named Spanish Participações S.A. This represents R$ 37,828. Thus, the goodwill and investment value determined according to the financial statements prepared having as the date for reference the day of the partial spin-off amounts R$ 456,478. This value has as economic fundamental, the future profitability expectations that will be redeemed according to the current legislation.

- **Funds Provided for Future Capitalization** – On June 27, 2001, Telefônica Data do Brasil Ltda. was credited R$ 495,1 million and it refers to funds for a future capital increase of the Company. The said amount was employed to subscribe shares of Figueira Administração e Participações S.A.

SUBSEQUENT EVENT – CHANGE IN STRUCTURE

According to relevant Fact published on October 10, 2001, it was submitted to the shareholders and quota holders a corporate restructuring proposal, which consisted of the incorporation of West Village Participações Ltda. (WEST VILLAGE) by Spanish Participações S.A. (SPANISH) and the

incorporation of the last one by TELEFONICA EMPRESAS, wholly owned subsidiary of TDBH. The corporate restructure aims to reduce costs, especially the ones related to logistics, sales efforts and administrative costs. t shall also simplify internal routines and maximize the use of the available resources. The corporate restructuring shall make possible for TELEFONICA EMPRESAS the utilization of the tax benefits derived from the amortization of the goodwill held by WEST VILLAGE. The restructuring was implemented as follows: (a) Capital contribution at West Village, with investments withheld at the controlled Spanish, according to its accounting values. (b) The incorporation of West Village by Spanish. In order to avoid that the amortization of the premium registered in the WEST VILLAGE's account affects negatively the dividends' flow of SPANISH's shareholders, WEST VILLAGE will constitute a provision, which seeks to maintain the integrity of the assets of the company. The shareholders of the controlled company received one stock issued by Spanish per each share capital held. The total amount of the goodwill was registered in a deferred asset account of SPANISH and it will have a special reserve to goodwill as counterpart during the incorporation of the shareholders' equity. (c) Spanish was incorporated by Telefônica Empresas S.A. and the same accounting treatment was given to the goodwill, the goodwill special reserve and the provision to maintain the integrity of the assets of the company. The Company received, due to the extinction and incorporation, a new stock issued by Telefônica Empresas S.A. per each stock previously held. As a result of said restructuring, there are no changes in the voting rights, dividends and shareholders' equity rights for the shareholders of Telefônica Empresas S.A. The amounts to be used for this restructuring shall be evaluated based on the book value of the involved companies and the valuation of an specialized company according to the current legislation, on the base dates of September 30, 2001 and October 10, 2001 in the case of West Village. The said restructuring did not need the ANATEL approval nor from any other regulator.

Shareholders' Equity – Capital Stock

The Capital Stock of TDBH on December 31, 2001 was R$ 207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all book entry shares and without nominal value. Since April 04, 2002, when the 1st General Ordinary Meeting and 2nd General Extraordinary Meeting took place, the Company is authorized to increase its capital stock to the limit of 1.500.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new ON and PN shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit. The increase of the capital stock was approved by the Board of Directors on session held on February 26th, 2002, for an amount of R$ 495,080 with the issuance of 577.488.040.325 new shares, 193.393.661.901 of which are nominal common shares and 384.094.378.420 are nominal preferred shares traded at R$ 0,8573 per block of one thousand shares. The capital stock went from R$ 207,799 to R$ 702,880, represented by 1.071.153.385.962 shares, of which 358.716.131.431 are common shares and 712.438.254.531 are preferred shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by a shareholders' meeting held on the same date. In the spin off of Telecomunicações de São Paulo S.A. - Telesp and incorporation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Corporate Law

Law #10.303 from October 31, 2001: it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Management Committee and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published, to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the operating highlights and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the three months ended June 30, 2001 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Jun-01	Jun-02	*var.*	2Q01	2Q02	*var.*
Gross Operating Revenue	**101,500**	**194,235**	*91.4%*	**55,986**	**105,771**	*88.9%*
Data Transmission	101,210	183,747	*81.6%*	55,881	101,457	*81.6%*
Swithched Packaged	86,225	143,679	*66.6%*	47,442	73,903	*55.8%*
Non switched	14,985	40,068	*167.4%*	8,439	27,554	*226.5%*
Other telecommunications services	290	10,488	*3,516.6%*	105	4,314	*4,008.6%*
Taxes + others	(27,054)	(55,311)	*104.4%*	(14,560)	(30,211)	*107.5%*
Net operating revenue	**74,446**	**138,924**	*86.6%*	**41,426**	**75,560**	*82.4%*
Operating expenses	**(72,576)**	**(123,397)**	*70.0%*	**(38,561)**	**(63,781)**	*65.4%*
Payroll and related charges	(27,470)	(35,410)	*28.9%*	(13,935)	(18,668)	*34.0%*
General and administrative expenses	(65,994)	(123,880)	*87.7%*	(33,653)	(65,652)	*95.1%*
Materials	(1,204)	(1,151)	*-4.4%*	(834)	(429)	*-48.6%*
Outside Services	(27,381)	(38,577)	*40.9%*	(12,047)	(23,217)	*92.7%*
Others	(37,409)	(84,152)	*125.0%*	(20,772)	(42,006)	*102.2%*
Taxes	(4,137)	(6,132)	*48.2%*	(2,662)	(3,256)	*22.3%*
Provisions	(5,212)	(6,749)	*29.5%*	(3,614)	(2,359)	*-34.7%*
Investment gains (losses)	(774)	5	*-100.6%*	(774)	-	*-100.0%*
Other operating revenues / (expenses)	31,011	48,769	*57.3%*	16,077	26,154	*62.7%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**1,870**	**15,527**	*730.3%*	**2,865**	**11,779**	*311.1%*
Depreciation and amortization	(15,421)	(32,853)	*113.0%*	(8,569)	(17,411)	*103.2%*
Financial revenues	1,268	15,718	*1,139.6%*	96	10,152	*10,475.0%*
Financial expenses	(857)	(36,751)	*4,188.3%*	(466)	(27,113)	*5,718.2%*
Operating income	**(13,140)**	**(38,359)**	*191.9%*	**(6,074)**	**(22,593)**	*272.0%*
Nonoperating revenues (expenses)	1	(4,117)	*-411,800.0%*	-	(9,190)	-
Income before income tax and social contribution	**(13,139)**	**(42,476)**	*223.3%*	**(6,074)**	**(31,783)**	*423.3%*
Income tax	4,256	5,854	*37.5%*	1,810	2,922	*61.4%*
Social contribution	1,514	1,326	*-12.4%*	645	271	*-58.0%*
Income before employee profit sharing and minority interest	**(7,369)**	**(35,296)**	*379.0%*	**(3,619)**	**(28,590)**	*690.0%*
Employee profit sharing	(4,682)	(4,439)	*-5.2%*	(2,025)	(2,969)	*46.6%*
Net income	**(12,051)**	**(39,735)**	*229.7%*	**(5,644)**	**(31,559)**	*459.2%*
EBITDA Margin	**2.5%**	**11.2%**	8.7p.p.	**6.9%**	**15.6%**	8.7p.p.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At March 31, 2002 and June 30, 2002
Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Mar/02	Consolidated Jun/02
Current Assets	**103,407**	**127,777**
Cash and cash equivalents	11,328	10,746
Cash and bank accounts	5,890	4,575
Financial investments	5,438	6,171
Accounts receivable	90,355	115,255
Accounts receivable from customers	81,157	103,886
Allowance for doubtful accounts	(18,484)	(20,843)
Recoverable taxes	20,038	21,630
Recoverable prepaid expenses	979	2,149
Maintenance inventories	1,856	1,821
Good for sales	4,793	-
Other assets	16	6,612
Recoverable advances	1,724	1,776
Long-term assets	**172,311**	**178,973**
Receivables from associated companies	696	2,217
Recoverables taxes	171,435	176,569
Other	180	187
Permanent Assets	**622,480**	**636,123**
Investiments	69	-
Property, plant and equipment - net	312,977	326,840
Deffered results	309,434	309,283
Total Assets	**898,198**	**942,873**

LIABILITIES	Consolidated Mar/02	Consolidated Jun/02
Current Liabilities	**226,052**	**296,370**
Payroll and related charges	10,069	11,840
Suppliers	48,209	33,953
Income tax	8,271	12,758
Loans and financing	125,686	192,214
Payables to associated companies	6,644	17,345
Consignments	874	967
Dividends and interest on capital	2,782	5,789
Other liabillities	23,517	21,504
Long-term liabilities	**222**	**6,138**
Income tax	22	20
Loan and financing	-	5,908
Accrual for contingencies	200	210
Shareholders' equity and funds provided for future capitalization	**671,924**	**640,365**
Shareholders' equity	176,844	640,365
Share capital	207,799	702,879
Retained earnings / (losses)	(30,955)	(62,514)
Funds provided for future capitalization	**495,080**	**-**
Total liabilities	**898,198**	**942,873**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Operating Highlights

Network	Accumulated		
	Jun-02	Jun-01	Variation
Packages	24,778	18,603	33.2%
IP Network	90,086	57,211	57.5%
ADSL	277,255	103,877	166.9%
Total	392,119	179,691	118.2%
Other	**Jun-02**	**Jun-01**	**Variation**
Employees (average)	755	655	15.3%
Employees (end of period)	762	660	15.5%

Shareholding structure

	As of June 30, 2002		
TDBH S/A	**Ordinary**	**Prefered**	**Total**
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**